82-1623

X-Cal Resources Ltd.

Third Quarter Report (Unaudited)
For the 3 months ended December 31, 2003

P.O. Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245
Fax: (604) 688-7740
Website: www.x-cal.com

MANAGEMENT DISCUSSION AND ANALYSIS

(for the period ended December 31, 2003)

The following discussion and analysis of the operating results and financial position of X-Cal Resources Ltd. ("X-Cal" or the "Company") should be read in conjunction with the audited March 31, 2003 Consolidated Financial Statements and related Notes, which are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). These interim financial statements have been prepared following the same accounting policies and methods of computation as the Consolidated Financial Statements for the year ended March 31, 2003. All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars.

The geologic content of this report has been reviewed by Keith Blair, M.Sc., C.P.G., who is a Qualified Person as defined by National Instrument 43-101.

General

X-Cal Resources Ltd. is a gold exploration company with properties located in Nevada, USA and British Columbia, Canada. The Company is listed on The Toronto Stock Exchange. Its executive offices are located in Vancouver, British Columbia and in Toronto, Ontario, Canada.

The Company has three North American gold properties: the Sleeper Gold Property in Humboldt County, Nevada, the Mill Creek Property in Lander County, Nevada, USA and the Snowbird Gold Property in British Columbia, Canada. The shareholders have approved sale of the Snowbird Gold Property. The Company's focus is the Nevada gold properties.

Exploration of the Sleeper Gold Property, located in Humboldt County, Nevada, has been encouraging. Senior exploration team members Ken Snyder, PhD and Larry Kornze, P.Eng. have each provided letter opinions describing the Sleeper Gold Property. These are available for review at www.x-cal.com as part of the Company's 2003 Annual Report.

Drilling on the Sleeper Gold Property provided evidence of a large gold mineral system, as described in the letter opinions. An example is West Wood drill hole WW-04 that intersected 185 feet of 4.40 gpt (0.128 opt) Au in a vertical hole with an estimated width of over 50 feet (see press release dated July 3, 2003). In a press release dated October 20, 2003, X-Cal confirmed the existence of a deep zone of mineralization below the West Wood area which will receive additional testing during 2004.

A revised technical report on the Sleeper Gold Property by Richard R. Redfern, M.Sc., C.P.G. (a qualified person as defined by NI-43-101) and co-authored by Winthrop Rowe, M.Sc. was completed and filed. The revised and updated technical report replaced previous NI 43-101 documents for the Sleeper Gold Project.

<u>The Sleeper Gold Property</u> has been assembled over a period extending from 1993 to the present into a District scale (30 square mile) project, with targets for new deposits. To date, the main thrust of the Company's work has been to assemble and document the Project at a cost in excess of $15,000,000.

The Company had until December 30, 2003 to exercise its option on the Kinross interests in the Sleeper Gold District. In a press release dated January 12, 2004, X-Cal announced exercise of its option on the Kinross interests in the Sleeper Area and a joint venture to explore the Nevada gold district with New Sleeper Gold Corp.

<u>The Mill Creek Property</u> is located in the Cortez Joint Venture Area, Lander County, Nevada, near Placer Dome Inc.'s Cortez and Pipeline Gold Mines. This is the area where Placer Dome has announced the new "Cortez Hills" discovery. It is the intention of X-Cal to carry out a drill program at Mill Creek during 2004. The property is well located geologically. The recent new discoveries in this area are encouraging.

The Snowbird Gold Property in British Columbia was written down in fiscal 2000. An offer for this property was accepted by shareholder vote at the 2003 Annual Meeting of the Shareholders. The offer was subjected to a fairness opinion and was voted upon by the shareholders at the Annual General Meeting. The initial purchase payment has been received by the Company. Titles are expected to transfer concurrent with signature of the formal sale agreement.

Results of Operations

For the quarter ended December 31, 2003, X-Cal recorded a net loss of $555,563 or $0.01 per common share compared to a net loss of $272,487 or $0.004 per common share for the comparable three-month period of 2002. For the nine-month period ended December 31, 2003 the net loss was $1,041,275 or $0.02 per common share compared to a net loss of $587,570 or $0.01 per common share for the same period in 2002.

Interest income from cash and short-term monetary investments for the quarter ended December 31, 2003 was $5,136 (nine months - $18,342) compared to $1,066 (nine months - $1,288) in 2002. This was due to higher cash balances on hand throughout the nine months ended December 31, 2003.

General and administrative expenses for the three months ended December 31, 2003 were $553,024 (nine months – $940,890) compared to $273,775 (nine months – $589,459) in 2002, an increase of 102% (nine months – 60%). Consulting expenses for the quarter ended December 31, 2003 were $256,170 (nine months – $291,654) compared to $1,600 (nine months – $31,600) for the same period in 2002. This increase is primarily attributable to 1) the Company's response to the British Columbia Securities Commission ("BCSC") regulatory matter regarding X-Cal's disclosure in accordance with National Instrument 43-101 (NI 43-101), 2) stock-based compensation expense of $50,268 and 3) financial consulting fees of $150,414 incurred to assist the Company in equity financing. Consulting fees of $31,600 in the comparable period of 2002 were paid to a director of the Company for financial consulting fees for prior years. Legal, accounting and audit costs for the quarter were $63,586 (nine months - $128,635) compared to $23,391 (nine months - $35,618) in 2002. This increase reflects additional legal and accounting fees incurred to resolve the BCSC regulatory matter and stock-based compensation expense of $27,828 charged to accounting. For the three months ended December 31, 2003, investor relation costs were $11,394 (nine months – $92,419) compared to $96,936 (nine months – $156,849) in 2002. Of these amounts, $53,493 (2002 – $45,882) were stock-based compensation expensed to investor relations. Shareholder communications were $34,804 (nine months – $56,507) compared to $36,331 (nine months – $88,353) in 2002. The overall decrease in investor relations (net of stock-based compensation) and shareholder communications is due to higher costs incurred in 2002 when the Company began an investor relations program to raise X-Cal's profile in the investment community. Increases in office and other, and salaries and benefits, are primarily due to stock-based compensation of $81,611, which was charged to these accounts.

For the three months ended December 31, 2003, X-Cal recorded an unrealized foreign exchange loss of $24,202 (nine months – $135,254) compared to a gain of $222 (nine months – $222) in 2002. The year to date loss was primarily generated from the strengthened position of the Canadian dollar against the US dollar.

Liquidity and Capital Resources

As at December 31, 2003, the Company had cash and short-term investments of $5,332,269 (March 31, 2003 - $2,764,420) and a working capital balance of $5,162,582 (March 31, 2003 - $2,666,873). This increase is primarily due to a private placement completed in December 2003. The private placement consisted of 6,500,000 units at $0.68 per unit, for net proceeds of $4,413,200. Each unit consists of one common share and one half warrant exercisable for two years. Two half warrants and $0.72 entitle the subscriber to an additional common share. The shares that have been issued are subject to a one-year hold period. The proceeds will be used

2

for general corporate purposes and may also be used for the exploration of the Company's Pipeline Area – Mill claims in Nevada, USA.

For the nine months ended December 31, 2003, contractual property acquisition and holding costs were $60,476 compared to $46,674 in 2002. The increase is due to higher advance royalty payments made in 2003.

Exploration and annual property costs deferred were $1,861,218 compared to $399,598 in the comparable nine-month period in 2002. Of that amount, $1,814,629 was incurred on the Company's Sleeper Gold Project, $13,116 on the Mill Claims property and $33,473 on the Snowbird Group property. Major increases in expenditures of assays, drilling, consulting and contract geologists were primarily due to the continuation of the drill program in the Sleeper Gold property begun in January 2003. The Snowbird Group property costs were written down to $1 as the sale of the property was approved in December 2003 (see note 3).

Outlook

The exercise of X-Cal's option on the Kinross Gold interests in the Sleeper Gold District has consolidated the Sleeper area lands. The Company has established a joint venture with New Sleeper Gold Corp. to carry out exploration work at Sleeper, as disclosed in a press release dated January 12, 2004. Exploration by the joint venture is expected to continue throughout 2004 at the Sleeper Gold Property located in Humboldt County, Nevada.

X-Cal intends to drill test its 100% owned Mill Creek Gold Property located in Lander County, Nevada, during 2004.

Predictions about the direction of the gold price either upwards or downward are just that: predictions. However, the opinion of management is that the industry must replace its reserves. Nevada is one area where the investment in infrastructure has already been made. Nevada is a prime location for reserve replacement where low cash cost ounces have historically been found.

Risks and Uncertainties

X-Cal is a gold exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the mineral exploration business. The exploration for, and of, mineral deposits involve significant financial risks over an extended period of time. There is no guarantee that even with careful geological evaluation, experience and knowledge that the Company will be successful in its search or that expenditure of funds will result in the discovery of an economic mineral deposit.

Although the Company has taken steps to verify title to its mineral property interests in accordance with industry standards, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

X-Cal is dependent upon equity financing to continue to fund its exploration activities and general operations. The Company believes that the current funds on hand should be sufficient to finance its operations and capital needs until the end of fiscal 2004. However, the Company's funding needs may vary depending upon results obtained from current exploration activities. X-Cal's ability to raise future capital will be in part affected by capital markets and market prices for gold. There is no assurance that such additional financing will be available.

X-Cal Resources Ltd.
Consolidated Balance Sheets

	December 31, 2003 (unaudited)	March 31, 2003 (audited)
Assets		
Current		
Cash and term deposits	$ 5,332,269	$ 2,764,420
Receivables and prepayments	111,425	159,414
	5,443,694	2,923,834
Notes receivable	68,649	70,583
Mineral property interests (see attached schedule)	17,403,270	15,515,049
Capital assets (Note 4)	59,102	66,887
	$ 22,974,715	$ 18,576,353
Liabilities		
Current		
Payables and accruals	$ 275,327	$ 251,300
Current portion of term debt	5,785	5,661
	281,112	256,961
Term debt	13,646	18,001
	294,758	274,962
Shareholders' Equity		
Capital stock (note 5)	32,801,226	27,822,728
Contributed surplus	615,342	173,999
Deficit	(10,736,611)	(9,695,336)
	22,679,957	18,301,391
	$ 22,974,715	$ 18,576,353

(See accompanying notes to the consolidated financial statements.)

On behalf of the board:

"Shawn Kennedy"
Director

"John Arnold"
Director

Prepared by Management

X-Cal Resources Ltd.
Consolidated Statements of Loss and Deficit
(unaudited)

	Three Months Ended December 31		Nine Months Ended December 31	
	2003	2002	2003	2002
General and administrative				
Automobile	$ 2,547	$ 1,546	$ 5,985	$ 6,146
Consulting	256,170	1,600	291,654	31,600
Depreciation	3,151	2,824	13,752	8,377
Investor relations	11,394	96,936	92,419	156,849
Shareholder communications	34,804	36,331	56,507	88,353
Legal, accounting and audit	63,586	23,391	128,635	35,618
Office and other	29,827	13,640	51,156	28,641
Registrar and transfer agent	7,128	5,140	15,731	13,574
Rent	7,436	15,985	31,238	36,157
Salaries and benefits	73,547	32,500	133,272	85,249
Stock exchange fees	32,636	3,711	43,262	33,783
Telephone	6,396	6,604	18,826	15,955
Travel	24,402	33,567	58,453	49,157
	553,024	273,775	940,890	589,459
Loss before other items	(553,024)	(273,775)	(940,890)	(589,459)
Other Items				
Foreign exchange gain/(loss)	(24,202)	222	(135,254)	601
Interest and other income	5,136	1,066	18,342	1,288
Loss before sale of mineral *property interest (Note 3)*	(572,090)	(272,487)	(1,057,802)	(587,570)
Write-off mineral property costs	(33,473)	-	(33,473)	-
Sale of mineral property interest	50,000	-	50,000	-
Net loss for the period	$ (555,563)	$ (272,487)	$ (1,041,275)	$ (587,570)
Net loss per share (Basic and Diluted)	$ (0.01)	$ (0.004)	$ (0.02)	$ (0.01)
Weighted average common shares outstanding	67,722,160	60,034,579	65,436,225	56,356,647
Deficit, beginning of period	$ (10,181,048)	$ (9,040,952)	$ (9,695,336)	$ (8,725,869)
Net loss for the period	(555,563)	(272,487)	(1,041,275)	(587,570)
Deficit, end of period	$ (10,736,611)	$ (9,313,439)	$ (10,736,611)	$ (9,313,439)

(See accompanying notes to the consolidated financial statements.)

Prepared by Management

X-Cal Resources Ltd.
Consolidated Statements of Cash Flow
(unaudited)

	Three Months Ended December 31		Nine Months Ended December 31	
	2003	2002	2003	2002
Cash derived from (applied to)				
Operating				
Net loss	$ (555,563)	$ (272,487)	$ (1,041,275)	$ (587,570)
Stock-based compensation (Note 5(e))	130,696	6,692	213,200	45,882
Depreciation	3,151	2,824	13,752	8,377
Changes in receivable and payables	121,837	6,414	72,140	(149,145)
	(299,879)	(256,557)	(742,183)	(682,456)
Financing				
Shares issued for cash	4,622,660	182,681	4,975,410	2,268,481
Investing				
Notes receivable	1,934	(128,000)	1,934	(134,669)
Mineral property interest	(435,035)	(98,827)	(1,656,991)	(442,824)
Acquisition of capital assets	(1,604)	513	(10,321)	(6,390)
	(434,705)	(226,314)	(1,665,378)	(583,883)
Net increase (decrease) in cash	3,888,076	(300,190)	2,567,849	1,002,142
Cash and term deposits				
Beginning of period	1,444,193	1,322,893	2,764,420	20,561
End of period	$ 5,332,269	$ 1,022,703	$ 5,332,269	$ 1,022,703
Non-cash investing and financing activities				
Stock-based compensation capitalized				
In mineral properties	231,231	-	231,231	-

(See accompanying notes to the consolidated financial statements)

Prepared by Management

1. Operations and going concern

The company is engaged in the exploration of its mineral property interests and has not determined whether its properties contain reserves that are economically recoverable. The business of exploring for resources involves a high degree of risk. Few properties that are explored ultimately are developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. There is no assurance that the company will be successful in its search.

The recovery of the amount recorded for mineral property interests is dependent upon the ability of the company to obtain the financing necessary to complete exploration and development of the properties, future mineral prices, and upon future profitable production.

These financial statements have been prepared on the basis that the company is a going concern. These financial statements do not include adjustments that would be necessary should it be determined that the company may be unable to continue as a going concern.

2. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The accounting policies followed in preparing these financial statements are those used by the company as set out in the audited financial statements for the year ended March 31, 2003. Certain information and note disclosure normally included in annual audited consolidated financial statements prepared in accordance with GAAP has been omitted. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended March 31, 2003.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

3. Mineral Property Interests

	December 31, 2003	March 31, 2003
Battle Mountain Trend, Nevada, USA		
Sleeper Gold Project	$ 17,286,398	$ 15,411,293
Pipeline area – Mill claims	116,871	103,755
Omineca Mining Division, British Columbia, Canada		
Snowbird Group option	1	1
	$ 17,403,270	$ 15,515,049

Prepared by Management

Sleeper Gold Project

On January 9, 2004, the Company exercised its option to purchase all of Kinross Gold Corporation's interest in the Sleeper Gold Property. Concurrent with the option exercise, New Sleeper Gold LLC became the new 50% partner in the Sleeper Mining Company LLC, a joint venture to explore the Sleeper Gold District. X-Cal has contributed all of its Sleeper Area lands to the joint venture and New Sleeper Gold LLC has contributed US$20 million to the joint venture. The financing is allocated approximately as to US$4,000,000 for option exercise costs, US$8,000,000 for the bonding of the project and US$8,000,000 towards exploration.

Snowbird Group

At X-Cal's Annual General Meeting held in November 2003, the sale of its Snowbird property to Omineca Gold Company Ltd. ("Omineca") was approved. The company has received an initial purchase payment of CAD$50,000. The total buyout price for the property may total CAD$1,600,000 consisting of staged advanced royalty payments and royalty payments. The mineral titles associated with this property will be transferred to Omineca prior to the Company's fiscal year end of March 31, 2004 concurrent with signing of the formal purchase agreement. SRK Consulting, an arm's length consultant, completed a fairness opinion.

4. Capital Assets

			December 31, 2003	March 31, 2003
		Accumulated Depreciation	Net Book Value	Net Book Value
Vehicles	$ 91,337	$ 50,536	$ 40,801	$ 51,635
Office equipment	87,775	74,761	13,014	8,342
Leasehold improvements	21,848	16,561	5,287	6,910
	$ 200,960	$ 141,858	$ 59,102	$ 66,887

5. Capital Stock

a) Authorized:

100,000,000 without par value

b) Issued:

	Shares		Value
Balance, March 31, 2002	52,256,083	$	23,386,427
For cash - private placements(net of issue costs)	8,499,333		3,490,301
Exercise of warrants	2,615,000		624,000
Exercise of stock options	1,042,500		322,000
Balance, March 31, 2003	64,412,916	$	27,822,728
For cash - private placements(net of issue costs)	6,500,000		4,413,200
Exercise of warrants	2,194,839		530,460
Exercise of stock options	92,500		34,838
Balance, December 31, 2003	73,200,255	$	32,801,226

c) Stock Options

The company has a stock option plan under which directors, officers and other key employees and consultants to the corporation and its subsidiaries may be granted options to purchase shares. Currently, the number of common shares subject to options granted under the Plan is limited to 5,000,000 common shares in aggregate, and 5% of the issued capital at the date of the grant with respect to any optionee. (At the Company's Annual General Meeting in November 2003, a resolution was passed to increase the number of shares, which may be issued to 6,500,000 subject to the approval of the Toronto Stock Exchange.) Options issued under the Plan may be exercised during a period determined by the board of directors, which cannot exceed five years.

A summary of the status of the company's stock option plan as of December 31, 2003 and 2002 and changes during the nine-month periods ending on those dates is presented below.

	Shares	2003 Weighted Average Exercise Price	Shares	2002 Weighted Average Exercise Price
Outstanding, beginning	3,687,500	$ 0.29	3,575,000	$ 0.32
Granted	2,150,000	$ 0.77	1,775,000	$ 0.45
Exercised	(92,500)	$ 0.34	(377,500)	$ 0.31
Expired	(125,000)	$ 0.30	(1,050,000)	$ 0.31
Outstanding, ending	5,620,000	$ 0.56	3,922,500	$ 0.36

The following information applies to options outstanding and exercisable at December 31, 2003.

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.25 to $0.38	1,550,000	0.1	$ 0.30
$0.47 to $0.50	1,725,000	2.7	$ 0.47
$0.70 to $0.81	2,345,000	1.7	$ 0.79
$0.25 to $0.81	5,620,000		$ 0.56

d) Warrants

For the nine months ended December 31, 2003 and 2002.

	Shares	2003 Weighted Average Exercise Price	Shares	2002 Weighted Average Exercise Price
Outstanding, beginning	6,224,507	$ 0.44	4,756,507	$ 0.24
Granted	3,250,000	$ 0.72	2,660,306	$ 0.41
Exercised	(2,194,839)	$ 0.24	(2,425,000)	$ 0.24
Expired	(400,000)	$ 0.25	(166,667)	$ 0.35
Outstanding, ending	6,879,668	$ 0.64	4,825,146	$ 0.33

The following table summarizes information concerning outstanding and exercisable warrants at December 31, 2003

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.30	1,150,000	0.4	$ 0.30
$0.60 to $0.75	5,729,667	1.5	$ 0.71
$0.30 to $0.75	6,879,667		$ 0.64

e) Stock-based Compensation

Stock-based compensation awards granted to non-employees are recorded as an expense, capitalized in mineral properties, or charged to capital stock, depending upon the nature of the award, based on the fair value estimated using the Black-Scholes Pricing Model.

For the nine months ended December 31, 2003, the compensation cost of stock options granted to non-employees which was expensed was $213,200 and $231,231 was capitalized to properties (December 31, 2002 - $45,882 and $Nil respectively) based upon the following assumptions:

Risk-free interest rate	3.16% - 3.69%
Expected dividend yield	-
Expected stock price volatility	1% - 103%
Expected option life in years	2

For stock options granted to employees, the fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Method with the following assumptions.

Risk-free interest rate	3.16%
Expected dividend yield	-
Expected stock price volatility	91%
Expected option life in years	2

The pro-forma effect on net loss and loss per share for the nine months ended December 31, 2003 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value method as follows:

Net loss for the year	
Reported	$1,042,583
Pro-forma	$1,424,617
Basic and diluted loss per share	
Reported	$0.02
Pro-forma	$0.02

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

6. Related Party Transactions

During the nine months ended December 31, 2003 the company incurred legal fees of $27,354 (December 31, 2002 - $8,040) to a law firm with which a director of the company is associated. In December 2003, X-Cal received $50,000 from a director and officer of the company as an initial purchase payment for the sale of the Snowbird Group property interests to a company co-owned by a director and officer of X-Cal. (See Note 3 for details of the agreement.) During the nine months ended December 31, 2002, the company paid $31,600 in consulting fees to a director of the company.

7. Securities Regulatory Matter

The Company has filed a revised National Instrument 43-101 compliant technical report for the Sleeper Gold Project, located in Humboldt County, Nevada, in response to a continuous disclosure review by the British Columbia Securities Commission. The revised technical report is available on Sedar and the Company's website.

X-Cal Resources Ltd.
Consolidated Schedules of Mineral Properties Deferred
Nine months ended December 31, 2003 and 2002 (unaudited)

	2003				2002			
	Sleeper Gold Project	Pipe line Area - Mill Claims	Snowbird Group	Total	Sleeper Gold Project	Pipeline Area - Mill Claims	Snowbird Group	Total
Balance, beginning of year	$ 15,411,293	$ 103,755	$ 1	$ 15,515,049	$ 14,637,225	$ 90,392	$ -	$ 14,727,617
Acquisition and holding costs								
Advance royalties	60,476	-	-	60,476	46,674	-	-	46,674
Property acquisitions	-	-	-	-	-	-	-	-
	60,476	-	-	60,476	46,674	-	-	46,674
Explorations costs								
Assays	151,154	-	-	151,154	1,613	-	-	1,613
Automobile	748	299	448	1,495	1,024	409	615	2,048
Claim staking	4,517	-	14,041	18,558	-	-	-	-
Consulting								
Geological	367,431	198	5,301	372,930	64,210	107	337	64,654
Mineral	150	-	-	150	475	125	-	600
Contract geologists	237,198	-	-	237,198	-	-	-	-
Depreciation	505	202	303	1,010	2,732	286	430	3,448
Drilling	746,051	-	-	746,051	56,949	-	-	56,949
Field expenses	37,040	576	965	38,581	20,036	739	1,113	21,888
Geophysics	19,024	-	-	19,024	-	-	-	-
Insurance	6,027	3,001	3,025	12,053	547	106	133	786
Licenses and fees	159,562	5,425	560	165,547	170,140	6,215	1,680	178,035
Mapping and plotting	23,618	-	-	23,618	3,574	-	26,790	30,364
Reclamation	-	-	-	-	4,746	-	-	4,746
Telephone	7,398	221	886	8,505	1,419	177	177	1,773
Travel and transportation	30,456	1,611	1,611	33,678	7,308	1,462	2,924	11,694
Wages	23,750	1,583	6,333	31,666	16,500	1,500	3,000	21,000
	1,814,629	13,116	33,473	1,861,218	351,273	11,126	37,199	399,598
Mineral property costs expensed	-	-	(33,473)	(33,473)	-	-	-	-
Balance, end of period	$ 17,286,398	$ 116,871	$ 1	$ 17,403,270	$ 15,035,172	$ 101,518	$ 37,199	$ 15,173,889

Prepared by Management

CORPORATE INFORMATION

DIRECTORS

John M. Arnold
Derek Bartlett
William E. Bateman
Daniel W. Kappes
Shawn M. Kennedy

AUDITORS

Grant Thornton LLP, Vancouver, British Columbia

SHARES LISTED

The Toronto Stock Exchange

TRANSFER AGENT

Computershare Trust Company of Canada, Toronto